EXHIBIT D-4

                                95 FERC 62, 165


                            UNITED STATES OF AMERICA
                      FEDERAL ENERGY REGULATORY COMMISSION

Niagara  Mohawk  Power  Corporation,                      Docket No. ECO1-75-000
New York State Electric & Gas Corporation,
Rochester Gas and Electric Corporation,
Central Hudson Gas & Electric Corporation,
Constellation Nuclear, LLC,
and Nine Mile Point Nuclear Station, LLC


                          ORDER AUTHORIZING DISPOSITION
                          OF JURISDICTIONAL FACILITIES

                              (Issued May 24, 2001)

     On February 28, 2001, Niagara Mohawk Power Corporation (Niagara Mohawk), New York State Electric & Gas Corporation (NYSEG), Rochester Gas and Electric Corporation (Rochester G&E), Central Hudson Gas & Electric Corporation (Central Hudson), Constellation Nuclear, LLC (Nuclear LLC) and Nine Mile Point Nuclear Station, LLC (Nine Mile LLC) (collectively, Applicants) filed an application under section 203 of the Federal Power Act (FPA) (1) requesting Commission authorization to make transfers of certain ownership interests in jurisdictional facilities related to the Nine Mile Point nuclear facilities.(2) Specifically, Applicants request authorization for the disposition of jurisdictional facilities associated with four interrelated transactions: (1) the transfer to Nine Mile LLC of Niagara Mohawk's 100 percent interest in the Nine Mile Point Unit No. 1 generating station (NMP-l); (2) the transfer to Nine Mile LLC of Niagara Mohawk's 41 percent interest, NYSEG's 18 percent interest, Rochester G&E's 14 percent interest and Central Hudson's 9 percent interest, in the Nine Mile Point Unit No.2 nuclear generating station (NMP-2); (3) the transfer to Niagara Mohawk of Rochester G&E's and Central Hudson's respective interests in transmission and interconnection facilities that directly interconnect NMP-2 with Niagara Mohawk's transmission system; and (4) Niagara Mohawk's acquisition of the Long Island Power


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     (1)  16  U.S.C.  824b  (1994).

     (2) Applicants concurrently submitted, under section 205 of the FPA, a notification of change in status under its market-based rate authority to reflect the instant transaction. That filing, which was assigned Docket No. ERO1-1654-000 will be addressed by a separate Commission order.


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Docket No. ECO1-75-000                 2

Authority's (LIPA) interest in transmission and interconnection facilities which directly interconnect NMP-2 with Niagara Mohawk's transmission system.

     The jurisdictional facilities being transferred to Nine Mile LLC include generator step-up transformers, generator leads and other equipment associated with the two nuclear units. The jurisdictional facilities being acquired by Niagara Mohawk include interconnection and transmission facilities used to directly interconnect NMP-2 with Niagara Mohawk's transmission system.

     Applicants state that Niagara Mohawk is a combination gas and electric utility primarily engaged in the business of transmission and distribution of electricity and the transportation and distribution of natural gas in New York. Niagara Mohawk currently holds a 100 percent ownership interest in NMP-l, a 41 percent ownership interest in NMP-2 and rights under power purchase agreements totaling approximately 1943 MW of capacity. Niagara Mohawk's transmission system is operated as part of the New York Independent System Operator, Inc. (NYISO). Niagara Mohawk is also affiliated with a Canadian electric utility and an unregulated marketing and energy-related services company through its parent, Niagara Mohawk Holdings, Inc.(3)

     Applicants state that NYSEG is a combination electric and gas utility that serves electricity and natural gas customers in upstate New York. NYSEG has hydroelectric facilities and power purchase contracts along with its 18 percent interest in NMP-2. NYSEG has electric transmission and distribution systems in New York, and its transmission system is operated as part of the NYISO. NYSEG's parent company, Energy East Corporation (Energy East), has several other public utility affiliates involved in electric transmission and distribution,(4) natural gas distribution, as well as non-public utility affiliates with energy-related businesses.

     Applicants state that Rochester G&E is principally engaged in the business of production, purchase, transmission, distribution, and sale of electricity and the purchase, distribution, sale and transportation of natural gas in New York. Rochester G&E has approximately 1033 MW of electric generation capacity located in New York, of which 160 MW is attributable to its 14 percent interest in NMP-2, and it also purchases 120 MW of firm power from various suppliers. It also has electric transmission and

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     (3)  The proposed merger between Niagara Mohawk Holdings, Inc. and National
Grid  USA  is  pending  Commission  action  in  Docket  No.  ECO1-63-000.

     (4) Energy East recently merged with CMP Group, which is the parent of Central Maine Power Company.


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Docket  No.  ECO1-75-000               3

distribution systems in New York. Rochester G&E's parent company, RGS Energy Group, Inc. (RGS), also has affiliates that provide electricity at market-based rates and natural gas services to retail customers in New York.

     Applicants state that Central Hudson is a New York gas and electric corporation that generates, purchases, sells at wholesale and distributes electricity, and purchases and distributes gas in New York. Central Hudson currently owns approximately 203 MW of generating capacity, including its 9 percent interest in NMP-2 (representing 103 MW). Central Hudson owns and operates electric transmission and distribution systems in New York. Central Hudson is a member of the NYISO. Central Hudson's parent, CH Energy Group, Inc. (CH Energy), has other subsidiaries that provide energy services.

     Applicants state that Nine Mile LLC is a to-be-formed, limited liability company that, at the time of filing, did not own or operate any facilities for the sale of power at wholesale in interstate commerce or for the transmission of electricity in interstate commerce. However, it intends to make wholesale sales of power at market-based rates, including sales under the power purchase agreements by which it intends to sell 90 percent of its share of the output of NMP-l to Niagara Mohawk and 90 percent of the output of NMP-2 to Niagara Mohawk, Rochester G&E and Central Hudson, collectively. Pursuant to a disposition of jurisdictional facilities authorized by the Commission on March 6,2001, in Docket No. ECO1-50-000 (Constellation Energy Group. Inc. et al., 94 FERC
                           --------------------------------------------
62,167), Nine Mile LLC is the subsidiary of a new entity, tentatively called New Constellation Energy Group, which owns interests in a variety of generating plants across the country, and a wholesale power marketer with market-based rate authority.

     Applicants state that pursuant to a December 11, 2000, NMP-l Asset Purchase Agreement (APA), Niagara Mohawk will transfer its 100 percent interest in NMP-l to Nine Mile LLC. Niagara Mohawk will purchase 90 percent of the capacity and energy from NMP-l from the date of closing until the current NMP-l operating agreement license expires on August 22, 2009.

     Applicants state that pursuant to the December 11,2000, NMP-2 APA, Niagara Mohawk's, NYSEG's, Rochester G&E's and Central Hudson's interests in NMP-2 will be transferred to Nine Mile LLC. Nine Mile LLC has executed power purchase agreements with Niagara Mohawk, NYSEG, Rochester G&E and Central Hudson which provide that Niagara Mohawk will purchase 36.9 percent, NYSEG will purchase 16.2 percent, Rochester G&E will purchase 12.6 percent, and Central Hudson will purchase 8.1 percent of the capacity and energy from NMP-2 from the closing date until the tenth anniversary of that date.


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Docket  No.  ECO1-75-000                4

     Applicants state that pursuant to the September 28,2000 Transmission Asset Purchase Agreement (TAPA), Rochester G&E, Central Hudson and LIPA intend to transfer to Niagara Mohawk their respective interests in transmission and interconnection facilities that directly interconnect NMP-2 with Niagara Mohawk's transmission system.

     Applicants state that the proposed transaction is consistent with the public interest and will not adversely affect competition, rates or regulation. Applicants state that the transaction will not adversely affect competition because their analysis shows that the transaction does not violate the Commission's horizontal competitive screen nor are there any vertical competitive concerns.

     Applicants analyze the effect of the proposed transfer of 6lO MW of the NMP-l generating capacity and 82 percent of the 1142 MW of the NMP-2 nuclear generating capacity, on relevant wholesale energy, capacity and Installed Capacity markets. Applicants analyze 12 destination markets and define 15 distinct time and load periods as relevant products and report that the proposed transfer does not exceed the thresholds specified under the Commission's merger policy. Applicants argue that the proposed sale will not have any adverse vertical competitive effects because the combination of Applicants gas and electric facilities will not harm competition.

     Applicants state that the transaction will not adversely affect the rates of any of the Applicants. Niagara Mohawk's wholesale requirements customers are charged for supply based on a combination of rates in contracts, retail tariffs or NYISO pricing. Applicants claim that the proposed transfers will not affect any of these rate-setting mechanisms. Niagara Mohawk also provides electricity supply and delivery services to retail customers located in the franchise territory of bordering utilities. They state that the electricity is priced according to Niagara Mohawk's retail tariffs filed with the New York Public Service Commission (New York Commission) which cannot be changed without the approval of that commission.

     Applicants state that all of Rochester G&E's wholesale energy contracts are market-based and will remain subject to the Commission's jurisdiction. Rochester G&E also provides electricity supply and delivery services to retail customers located in the franchise territory of bordering utilities. They state that the electricity is priced according to Rochester G&E's retail tariffs filed with the New York Commission which cannot be changed without the approval of that commission.

     Applicants state that NYSEG has no wholesale requirements customers. NYSEG possesses market-based rate authority and all but 30 MW of its wholesale power sales are market based. The remaining 30MW are under agreements that precede NYSEG's


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Docket  No.  ECO1-75-000                5

market-based rate tariff and will not be affected by the divestiture of NYSEG's interests in NMP-2.

     Applicants state that Central Hudson does not provide wholesale requirements service under power contracts. They state that Central Hudson possesses market-based rate authority and virtually all of its wholesale power sales are market based. Central Hudson also provides electricity supply and delivery services to retail customers located in the franchise territory of bordering utilities and that the electricity price is either fixed or set according to Central Hudson's retail tariffs.

     Applicants argue that the transaction will not affect the transmission rates of any of the Applicants. These rates are collected pursuant to the NYISO tariff and will not be affected by the transfer of NMP-l or NMP-2. In addition, any transmission rate impact associated with Niagara Mohawk's acquisition of Rochester G&E's and Central Hudson's limited transmission assets at Nine Mile Point will be subject to Commission review if Niagara Mohawk seeks recovery of the acquisition cost.

     Applicants argue that the proposed transactions will not affect the rates of Nine Mile LLC. They note that Nine Mile LLC is not currently a jurisdictional public utility and it has no wholesale power or transmission customers. They state that Nine Mile LLC has filed an application to sell energy, capacity and ancillary services at market-based rates pursuant to section 205 of the FPA.

     Applicants state that the proposed dispositions will not impair the ability of the Commission and state authorities to regulate the transactions of the Applicants. They claim that any wholesale power sales and transmission service provided by Niagara Mohawk, NYSEG, Rochester G&E and Central Hudson, as well as wholesale power sales by Mine Mile LLC, will be subject to Commission jurisdiction. They further claim that any retail sales by Niagara Mohawk, NYSEG, Rochester G&E and Central Hudson will still be under the jurisdiction of the New York Commission. Finally, they state that the proposed transfer will not result in the formation of a new holding company, and that Niagara Mohawk Holdings, Inc. and New Constellation Energy Group are exempt from registration under the Public Utility Holding Company Act of 1935.

     Notice of the application was published in the Federal Register with motions to intervene or protests due on or before April 30, 2001. LIPA filed a timely motion to intervene raising no issues. Pursuant to Rule 214 of the Commission's Rules of Practice


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Docket  No.  ECO1-75-000                6

and Procedure,(5) LIPA's timely, unopposed motion to intervene serves to make it a party to this proceeding.

     After consideration, it is concluded that the proposed transactions are consistent with the public interest and are authorized, subject to the following conditions:

     (1) The proposed transactions are authorized upon the terms and conditions and for the purposes set forth in the application;

     (2) The foregoing authorization is without prejudice to the authority of the Commission or any other regulatory body with respect to rates, service, accounts, valuation, estimates, or determinations of cost, or any other matter whatsoever now pending or which may come before the Commission;

     (3) Nothing in this order shall be construed to imply acquiescence in any estimate or determination of cost or any valuation of property claimed or asserted;

     (4) The Commission retains authority under sections 203(b) and 309 of the FPA to issue supplemental orders as appropriate; and

     (5) Applicants shall notify the Commission within 10 days of the date that the last phase of the disposition of jurisdictional facilities has been consummated.

     Authority to act on this matter is delegated to the Director, Division of Corporate Applications, pursuant to 18 C.F.R. Sec. 375.307. This order constitutes final agency action. Requests for rehearing by the Commission may be filed within thirty (30) days of the date of issuance of this order, pursuant to 18 C.F.R. Sec. 385.713.


                            /s/ Steve Rogers /for
                            Michael  C.  McLaughlin,  Director
                            Division  of  Corporate  Applications


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     (5)  18 C.F.R. Sec. 385.214 (c)(1)(2001).


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